EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Interim Consolidated Financial Statements

For the six months ended July 31, 2010
(Unaudited)

Notice to Readers

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. These interim financial statements have not been reviewed by the Company’s independent auditor.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
(Unaudited)

	July 31, 2010 (Unaudited)	January 31, 2010 (Audited)
ASSETS
Current
Cash	$3,525,352	$700,772
Advances receivable from related party (Note 9)	17,650	18,354
Other amounts receivable	14,866	13,617
Prepaid expenses	34,305	4,694

	3,592,173	737,437
Investment securities (Note 4)	748,322	610,967
Reclamation deposits (Note 7)	392,428	408,075
Property and Equipment (Note 5)	88,468	5,873
Mineral properties (Note 6)	16,360,356	16,029,214
	$21,181,747	$17,791,566

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$39,708	$65,494
Advances payable to related parties (Note 9)	35,530	23,022
	75,238	88,516
Asset retirement obligation (Note 10)	227,190	236,248
Future income tax liability	1,628,757	1,687,363

	1,925,185	2,012,127
Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	42,250,755	40,742,124
Contributed surplus	7,910,722	5,857,421
Accumulated other comprehensive income (loss)	563,050	425,695
Deficit accumulated during the exploration stage	(31,484,285)	(31,256,121)

	19,240,242	15,769,119
	$21,181,747	$17,791,566

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 14)

Approved on behalf of the board:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
(Unaudited)

	Three months ended July 31,		Six months ended July 31,
	2010	2009	2010	2009
EXPENSES
Consulting fees (Note 9)	6,000	6,750	12,000	14,365
Directors’ fees (Note 9)	9,750	(14,000)	11,250	(14,000)
Investor relations and shareholder information	48,369	33,658	74,265	45,987
Legal and accounting	2,325	3,198	5,800	4,431
Listing and filing fees	11,095	8,595	19,016	16,956
Management fees (Note 9)	26,250	33,000	52,500	66,750
Office and miscellaneous (Note 9)	13,168	16,710	27,378	29,570
Salaries and benefits (Note 9)	30,374	27,644	60,075	55,756
Stock-based compensation (Note (e))	-	-	4,685	703,897
Travel	7,829	10,651	13,298	15,686
	155,579	126,643	281,105	940,187
Loss before other items	(155,579)	(126,643)	(281,105)	(940,187)
Other items
Interest income	5,690	439	6,335	1,979
Foreign exchange gain (loss)	(20,182)	443,473	46,606	569,598
	(14,492)	443,912	52,941	571,577
Net income (loss) for the period	(170,071)	317,269	(228,164)	(368,610)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment securities, net of tax (Note 4)	(80,000)	43,890	137,355	116,109
Total Comprehensive Income (Loss) for the period	$(250,071)	$361,159	$(90,809)	$(252,501)
Basic and diluted earnings (loss) per share
(Note 8(f))	$(0.01)	$0.01	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	32,513,391	24,989,771	30,018,269	24,989,771

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Exploration Stage	Total Shareholders’ Equity

Balance January 31, 2009	24,989,771	$40,301,644	$4,960,907	$(39,948)	$(32,967,732)	$12,254,871
Common shares issued for cash:
Exercise of stock options	523,500	293,160	-	-	-	293,160
Fair value of stock options exercised	-	147,320	(147,320)	-	-	-
Stock-based compensation	-	-	1,038,289	-	-	1,038,289
Fair value of stock options capitalized to mineral properties	-	-	5,545	-	-	5,545
Net income for the year	-	-	-	-	1,711,611	1,711,611
Unrealized gain on investment securities, net of tax	-	-	-	465,643	-	465,643

Balance January 31, 2010	25,513,271	40,742,124	5,857,421	425,695	(31,256,121)	15,769,119
Common shares issued for cash:
Private placement (Note 8(b))	7,000,120	1,862,708	1,987,358	-	-	3,850,066
Share issuance costs (Note 8(b))	-	(354,077)	61,258	-	-	(292,819)
Stock-based compensation	-	-	4,685	-	-	4,685
Net loss for the period	-	-	-	-	(228,164)	(228,164)
Unrealized gain on investment securities	-	-	-	137,355	-	137,355

Balance July 31, 2010	32,513,391	42,250,755	7,910,722	563,050	(31,484,285)	19,240,242

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(In Canadian Dollars)
(Unaudited)

	Three months ended July 31,		Six months ended July 31,
	2010	2009	2010	2009
				(Note 15)
OPERATING ACTIVITIES
Net income (loss) for the period	$(170,071)	$317,269	$(228,164)	$(368,610)
Adjustments for items not involving cash:
Amortization	419	437	838	789
Stock-based compensation	-	-	4,685	703,897
Foreign exchange (gain) loss	17,686	(446,665)	(51,831)	(576,655)
Net change in non-cash working capital (Note 12)	(11,280)	(27,998)	(66,481)	(94,384)

Cash used in operating activities	(163,246)	(156,957)	(340,953)	(334,963)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(231,743)	(68,306)	(308,095)	(151,748)
Purchase of property and equipment	(83,433)	-	(83,433)	-

Cash used in investing activities	(315,176)	(68,306)	(391,528)	(151,748)

FINANCING ACTIVITY
Issuance of shares for cash, net	-	-	3,557,247	-

Cash provided by financing activity	-	-	3,557,247	-
Foreign exchange effect on cash	105	(1,344)	(186)	(1,269)

Net increase (decrease) in cash	(478,317)	(226,607)	2,824,580	(487,980)
Cash, beginning of period	4,006,669	1,070,943	700,772	1,332,316

Cash, end of period	$3,525,352	$844,336	$3,525,352	$844,336

Supplementary disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-
Expenditures on mineral properties included in advances payable to related parties	$4,139	$-	$4,139	$-
Expenditures on mineral properties included in accounts payable	$20,981	$-	$20,981	$-

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

1.            Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

These interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these interim financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At July 31, 2010, the Company had working capital of $3,516,935 (January 31, 2010 - $648,921) and a deficit accumulated during the exploration stage of $31,484,285 (January 31, 2010 - $31,256,121). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.            Significant Accounting Policies

a) Basis of Presentation and Consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. They follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended January 31, 2010 except as disclosed in Note 2 (b). These interim consolidated financial statements do not include all the information and note disclosure required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent audited annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada (“Marcus”). Significant inter-company accounts and transactions have been eliminated on consolidation.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

b) Future Accounting Changes

(i)	International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing February 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011 and earlier where applicable. The Company is developing an IFRS changeover plan which will address the key areas such as accounting policies, financial reporting, information systems, education and training, and other business activities.
2.            Significant Accounting Policies (Continued)

b) Future Accounting Changes (Continued)

(i)
International Financial Reporting Standards ("IFRS")(Continued)

Management’s assessment to date indicates that IFRS will impact the Company’s disclosures but there will be no major financial impacts on accounting policy or procedural changes. It is recognized that IFRS requirements, in particular related to the mining industry, are evolving in advance of the transition date, and such changes may alter this preliminary assessment.

(ii)	Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on the IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after February 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

3.            Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related party, other amounts receivable (excluding GST) and reclamation deposits as loans and receivables; and accounts payable and advances payable to related parties as other financial liabilities.

The carrying values of cash, other amounts receivable (excluding GST), and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Investment securities are accounted for at fair value based on quoted market prices.  The book value of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest. The fair value of advances receivable from related parties and advances payable to related parties have not been disclosed as they cannot be reliably measured.

The Company’s financial instruments measured at fair value by level within the fair value hierarchy as at July 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total

Financial Assets
Available-for-sale
Investment securities	$748,322	$-	$-	$748,322

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

3.            Risk Management and Financial Instruments (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	July 31, 2010	January 31, 2010

Cash held at major financial institutions
Canada	$3,518,958	$695,910
US	6,394	4,862

	3,525,352	700,772
Reclamation deposits held at major financial institutions
US	392,428	408,075

Total cash and reclamation deposits	$3,917,780	$1,108,847

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at July 31, 2010 in the amount of $3,525,352 (January 31, 2010 - $700,772) in order to meet short-term business requirements. At July 31, 2010, the Company had current liabilities of $75,238 (January 31, 2010 - $88,516). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without stated terms of interest or repayment.

During the six months ended July 31, 2010, the Company closed a non-brokered private placement in two tranches raising gross proceeds of $3,850,066 from the issuance of 7,000,120 units at a price of $0.55 per unit (Note 8 (b)).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

3.            Risk Management and Financial Instruments (Continued)

c) Market Risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at fixed rates. Given the stated rates of interest approximate market rates, the Company is not exposed to significant interest rate price risk as at July 31, 2010 and January 31, 2010.

Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, advances receivable from related party and accounts payable as a portion of these amounts are denominated in US dollars as follows:

	July 31, 2010	January 31, 2010

Cash	$6,218	$4,547
Other amounts receivable	1,935	2,484
Advances receivable from related party	17,164	17,164
Reclamation deposits	381,628	382,482
Accounts payable	(14,978)	(5,084)

Net exposure	$391,967	$401,593

Canadian dollar equivalent	$415,325	$428,510

Based on the above net exposures as at July 31, 2010, a 2% (January 31, 2010 - 6%) change based on the prior year fluctuations in the Canadian/US exchange rate would impact the Company’s earnings by approximately $8,400 (January 31, 2010 - $25,700).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

3.            Risk Management and Financial Instruments (Continued)

Foreign Exchange Risk (Continued)

The Company manages foreign exchange risk my minimizing the value of financial instruments denominated in foreign currency.  The Company has not entered into any foreign currency contracts to mitigate this risk.

c) Market Risk

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

4.            Investment Securities

At July 31, 2010, the Company held shares as follows:

	Number of Shares		Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571		$77,117	$658,237	$735,354
Mill Bay Ventures Inc.	51,873	*	41,634	(28,666)	12,968

			$118,751	$629,571	$748,322

At January 31, 2010, the Company held shares as follows:

	Number of Shares		Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571		$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	51,873	*	41,634	(20,885)	20,749

			$118,751	$492,216	$610,967

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

*The numbers of common shares of Mill Bay have been adjusted to reflect a recent share consolidation on a 1 for 10 basis.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

4.            Investment Securities (Continued)

During the six months ended July 31, 2010, the Company recognized an unrealized gain of $137,355 (2009 - $116,109), which is included in other comprehensive income.

5.            Property and Equipment

	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,675	$1,251
Equipment	436	345	91
Land	83,433	-	83,433
Vehicles	6,920	3,227	3,693
July 31, 2010	$13,282	$8,247	$88,468

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

Computer hardware	$5,926	$4,537	$1,389
Equipment	436	335	101
Vehicles	6,920	2,537	4,383
January 31, 2010	$13,282	$7,409	$5,873

6.           Mineral Properties

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913
Exploration costs during year:
Assays	2,049	-	-	2,049
Consulting	120,358	-	-	120,358
Lease payments	99,449	-	-	99,449
Taxes, licenses and permits	96,019	5,767	-	101,786
Water analysis	659	-	-	659

Balance, January 31, 2010	15,999,599	29,612	3	16,029,214
Exploration costs during the period:
Assay	43,324	-	-	43,324
Consulting	77,887	-	-	77,887
Drilling	143,656	-	-	143,656
Lease payments	61,845	-	-	61,845
Mapping	1,751	-	-	1,751
Taxes, licenses and permits	2,474	-	-	2,474
Water analysis	205	-	-	205

Balance, July 31, 2010	$16,330,741	$29,612	$3	$16,360,356

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

a)
Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of six claim groups known as the Core Claims, the Carve-out Claims and the Ruf Claims.

(i)
Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary Marcus.

The remaining 76 claims are leased by the Company as follows:

(a)
June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)
Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)
Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000 which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

a)	Robertson Property (Continued)

(i)	Core Claims – 100% interest (Continued)

(d)
Blue Nugget, Lander Ranch & Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)
Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term.

The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(ii)
Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)
Ruf Claims – 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)
Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

b)
Norma Sass Property (Continued)

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a)	Incur US$250,000 on or before December 31, 2009 (completed);

b)	Incur US$250,000 on or before December 31, 2010;

c)	Incur US$500,000 on or before December 31, 2011;

d)	Incur US$500,000 on or before December 31, 2012;

e)	Incur US$600,000 on or before December 31, 2013; and

f)	Incur US$900,000 on or before December 31, 2014.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty.

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral property interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.           Reclamation Deposits

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2010, the Company completed certain reclamation activities in Nevada, thereby as approved by the Bureau the bond was decreased by $8,268 (US$7,905). As at July 31, 2010, the total reclamation deposits were $392,428 (US$381,628) (January 31, 2010 - $408,075 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.10% (2009 – 2.11%).

8.           Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

On April 1, 2010, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $2,884,816 from the issuance of 5,245,120 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 for a term of two years until April 1, 2012. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,352,932 recorded as capital stock and $1,531,884 as contributed surplus. The Company paid total finders’ fees of $242,077 and issued 415,427 finders’ warrants to individuals and brokers assisting in the financing. Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 1, 2011. The broker warrants were valued at $58,977. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.97%, dividend yield of nil, volatility of 100.95% and an expected life of one year. The fair value of the broker warrants has been recorded in contributed surplus.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

8.            Share Capital (Continued)

b) Issued (Continued)

On April 23, 2010, the Company closed the second and final tranche of a non-brokered private placement for gross proceeds of $965,250 from the issuance of 1,755,000 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of two years until April 23, 2012. The proceeds of the private placement have been allocated using the relative fair value method resulting in $509,776 recorded as capital stock and $455,474 as contributed surplus. The Company paid total finders’ fees of $28,945 and issued 19,000 finders’ warrants to individuals and brokers assisting in the financing. Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 23, 2011. The broker warrants were valued at $2,281. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.97%, dividend yield of nil, volatility of 100.78% and an expected life of one year. The fair value of the broker warrants has been recorded in contributed surplus.

During the year ended January 31, 2010, 523,500 stock options were exercised for total proceeds of $293,160. The Company reallocated the fair value of these options previously recorded in the amount of $147,320 from contributed surplus to share capital.

c)	Share Purchase Warrants A summary of the status of share purchase warrants as of July 31, 2010 and January 31, 2010 and changes during the periods ended on those dates is presented below:

	July 31, 2010		January 31, 2010
		Weighted			Weighted
		Average			Average
	Number	Exercise	Number		Exercise
	of Shares	Price	of Shares		Price

Warrants outstanding beginning of year	4,230,000	$1.17	4,230,000		$1.17
Issued	7,434,547	$0.75	-		$-
Expired	(4,230,000)	$1.17	-		$-

Warrants outstanding end of period	7,434,547	$0.75	4,230,000	*	$1.17

* On April 21, 2009, the TSX Venture Exchange granted approval to further extend the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 from May 18, 2009 to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897 (Note 8(e)), which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 0.80% and 0.80%, dividend yield of 0.00% and 0.00%, volatility of 122.86% and 139.51% and an expected life of 0.08 years and 1.00 year.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

8.            Share Capital (Continued)

c)	Share Purchase Warrants (Continued) As at July 31, 2010 and January 31, 2010, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	July 31, 2010	January 31, 2010
May 18, 2010	$1.17	-	4,230,000
April 1, 2011	$0.75	415,427	-
April 23, 2011	$0.75	19,000	-
April 1, 2012	$0.75	5,245,120	-
April 23, 2012	$0.75	1,755,000	-
		7,434,547	4,230,000

d)
Stock Options

The Company has granted directors, officers, consultants and certain employees stock options. For the period ended July 31, 2010 and January 31, 2010, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2009	2,721,000	$1.02
Granted	620,000	$0.76
Exercised	(523,500)	$0.56
Cancelled	(235,000)	$1.09
Expired	(60,000)	$0.56

Balance, January 31, 2010	2,522,500	$1.05
Granted	33,000	$0.75
Expired	-	-

Balance, July 31, 2010	2,555,500	$1.05

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

8.            Share Capital (Continued)

d)	Stock Options (Continued) A summary of stock options outstanding and exercisable as at July 31, 2010 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
622,500	$1.17	0.37	$0.00	December 12, 2010
33,000	$0.75	0.67	$0.00	April 1, 2011
615,000	$1.29	1.10	$0.00	September 5, 2011
35,000	$0.76	1.45	$0.00	January 13, 2012
550,000	$1.00	2.16	$0.00	September 26, 2012
100,000	$1.00	2.52	$0.00	February 4, 2013
15,000	$1.00	2.75	$0.00	May 1, 2013
585,000	$0.76	4.46	$0.00	January 13, 2015

2,555,500

A summary of stock options outstanding and exercisable as at January 31, 2010 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
622,500	$1.17	0.86	$0.00	December 12, 2010
615,000	$1.29	1.59	$0.00	September 5, 2011
35,000	$0.76	1.95	$0.00	January 13, 2012
550,000	$1.00	2.65	$0.00	September 26, 2012
100,000	$1.00	3.01	$0.00	February 4, 2013
15,000	$1.00	3.25	$0.00	May 1, 2013
585,000	$0.76	4.95	$0.00	January 13, 2015

2,522,500

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2010 – 10%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

8.            Share Capital (Continued)

e)
Stock-Based Compensation
A summary of stock options outstanding and exercisable as at July 31, 2010 is as follows:

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Six Months Ended July 31,
	2010	2009

Risk-free interest rate	1.97%	-
Expected dividend yield	0.00%	-
Expected stock price volatility	100.95%	-
Expected option life in years	1.00	-
Fair value	$0.154	$-

During the period ended July 31, 2010, the Company granted a consultant 33,000 options exercisable for one common share at a price of $0.75 for a term of one year until April 1, 2011. There were no options grants during the six months ended July 31, 2009.

The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	Six Months Ended July 31,
	2010	2009

Directors, officers and employees	$-	$-
Investor relations	-	-
Consultants	4,685	-
Modification of warrants (Note 8(c))	-	703,897
	$4,685	$703,897

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

f)	Earnings (Loss) per Share The following sets forth the computation of basic and diluted earnings (loss) per share:

,
	Six Months Ended July 31
	2010	2009

Net loss for the period	$(228,164)	$(368,610)
Weighted average number of common shares	30,018,269	24,989,771
Effect of dilutive securities
Warrants (Note 8(c))	-	-
Options (Note 8(d))	-	-
	30,018,269	24,989,771
Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)

All the warrants (Note 8(c)) and options (Note 8(d)) are potentially dilutive in the period ended July 31, 2010, but were not included in the calculation of diluted earnings per share because the average market prices exceed the exercise prices. For the period ended July 31, 2009, warrants (Note 8(c)) and options (Note 8(d)), which are potentially dilutive, are excluded from the calculation of diluted loss per share as their impact would be anti-dilutive.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

9.	Related Party Transactions

During the period ended July 31, 2010:

a)	$15,000 (2009 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company;

b)	$37,500 (2009 - $37,500) was paid for management fees to a private company controlled by a director and officer of the Company;

c)	$6,000 (2009 - $14,250) was paid for consulting fees to a private company controlled by an officer of a related Company;

d)	$6,000 (2009 - $14,250) was paid for consulting fees to a private company controlled by an officer of a related Company;

e)
$77,660 (2009 - $72,463) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f)	$19,456 (2009 - $9,912) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

g)	$11,250 (2009 - $3,000) was charged for directors’ fees to the Directors’ of the Company; and

h)	$nil (2009 - $17,000) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

9.	Related Party Transactions (Continued)

Advances receivable from related party comprises US$56,277 (January 31, 2010 - US$56,277) less an allowance for non collection of US$39,113 (January 31, 2010 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,019 (January 31, 2010 - $14,949) due to Oniva, $11,250 (January 31, 2010 - $6,000) due to directors of the Company, $6,000 (January 31, 2010 - $nil) due to a public company related by common directors, and $4,261 (January 31, 2010 - $2,073) due to private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

10.	Asset Retirement Obligation

The Company’s ARO relates to the reclamation work required by the Bureau to be performed on the Robertson Property. During the year ended January 31, 2010, the Company reclassified its ARO from current liabilities to long-term liabilities due to changes in the estimated timing of cash flows. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; however, as the result of planned exploration on the Robertson Property for fiscal 2011, the Company deferred the reclamation work.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$249,000 (January 31, 2010 - US$249,000), which is expected to be incurred during 2017 and 2018. The risk-free rate of 2.33% was used to calculate the present value of the ARO. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; therefore, there was no difference between the present value and undiscounted inflation-adjusted value of the obligation. Management will continue to assess the AROs and the associated liability as further information becomes known.

A reconciliation of the ARO is as follows:

	July 31, 2010	January 31, 2010
Beginning balance	$236,248	$270,979
Additions	-	-
Revision due to estimated timing of cash flows	-	(12,474)
Change in foreign exchange rate	(9,058)	(22,257)

Ending balance	$227,190	$236,248

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

11.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period.

12.	Supplementary Cash Flow Information

	Three months ended July 31,		Six months ended July 31,
	2010	2009	2010	2009

Advances receivable from related party	$(215)	$13,521	$704	$2,053
Prepaid expenses	21,587	(3,747)	(29,611)	(1,347)
Interest and other amounts receivable	2,617	13,134	(1,249)	(368)
Accounts payable and accrued liabilities	(45,245)	(36,550)	(46,767)	(39,904)
Advances payable to related parties	9,976	(14,356)	10,442	(55,052)

	$(11,280)	$(27,998)	$(66,481)	$(94,618)

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended July 31, 2010
(In Canadian Dollars)
(Unaudited)

13.	Segmented Information

The Company is involved in one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for each of the period ended July 31, 2010 and the year ended January 31, 2010. All operating losses for the periods are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are geographically segmented as follows:

July 31, 2010	Canada	US	Total
Current assets	$3,563,261	$28,912	$3,592,173
Investment securities	748,322	-	748,322
Land	-	83,433	83,433
Equipment	1,342	3,693	5,035
Mineral properties	-	16,360,356	16,360,356
Reclamation deposits	-	392,428	392,428
	$4,312,925	$16,868,822	$21,181,747

January 31, 2010	Canada	US	Total
Current assets	$709,641	$27,796	$737,437
Investment securities	610,967	-	610,967
Equipment	1,490	4,383	5,873
Mineral properties	-	16,029,214	16,029,214
Reclamation deposits	-	408,075	408,075
	$1,322,098	$16,469,468	$17,791,566

14.
Subsequent Events

On September 17, 2010 the Company granted incentive options for the purchase of up to 690,000 common shares at a price of $0.45 per share exercisable on or before September 17, 2015 to Directors, Officers, Employees and Consultants.

15.	Comparative Figures Certain of the comparative figures for 2009 have been reclassified, where applicable, to conform to the presentation adopted for the current year.